Petron Energy II, Inc.

17950 Preston Road, Suite 960

Dallas, Texas 75252

February 5, 2014

VIA EDGAR

Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Petron Energy II, Inc.
Registration Statement of Form S-1
Filed December 16, 2013
File No. 333-192881

Dear Mr. Schwall:

Petron Energy II, Inc. (“Petron Energy”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 10, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement on Form S-1

General

1.	Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2013. Please refer to the Regulation S-K Compliance and Disclosure Interpretation Question 117.05, available at:
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We respectfully advise the Staff that we have revised our disclosure to provide our executive compensation disclosure for the year ended December 31, 2013.

2.	Please amend the Registration Statement on Form S-1 to provide disclosure of the internal controls including the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates for the period ending December 31, 2012. Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised our Registration Statement on page 7 and F-26, to state that the reserve estimates as of December 31, 2012 were prepared by Forrest A. Garb & Associates, Inc., a third party, and are primarily overseen by David Knepper, who is also a Director of the Company. Mr. Knepper’s biographical information and qualifications are disclosed on page 37 of our Registration Statement.

3.	Also, please amend your disclosure to clarify if a third party prepared, or conducted a reserves audit of, the Company’s reserves estimates as of December 31, 2012, and if so, file the report as an exhibit to the Registration Statement on Form S-1. Refer to the requirements set forth in Item 1202(a)(8) of Regulation S-K.

Response: We hereby advise the Staff that we have revised our disclosures to indicate that the reserve estimates as of December 31, 2012 were prepared by Forrest A. Garb & Associates, Inc., and have included the report as exhibit 99.1 to the Registration Statement on Form S-1.

Note 12-Supplemental Information on Oil & Gas (Unaudited), page F-25

Reserve Information, page F-26

4.	Please refer to FASB ASC paragraph 932-235-50-36 and expand your disclosure relating to the prices used in the computation the standardized measure of discounted future net cash flows for the periods ending December 31, 2011 and 2012 to provide the initial benchmark prices of oil and gas. Also clarify if the disclosed prices are before or after the application of differentials for adjustments such as transportation, gravity, quality and Btu content.

Response: In response to the Staff’s comment, we have amended our disclosure to include that the benchmark oil and gas prices used in the reserve reports is the average of the first day spot prices for each month posted for West Texas Intermediate Crude, Cushing, Oklahoma Crude and Henry Hub natural gas in the respective year adjusted for gravity and regional price differentials.

5.	Please expand your disclosure to provide an explanation for the significant changes in the net quantities of reserves due to revisions of the previous estimates for the periods ending December 31, 2011 and 2012. Refer to the requirements set forth in FASB ASC paragraph 932-235-50-5.

Response: We hereby advise the Staff that we have amended our disclosure to explain that in 2011 the decrease in oil reserves due to revisions of previous estimates was due to low production from a major oil lease. The lower than anticipated production resulted in a downward revision in the reserves for this one lease of approximately 27,000 bbls. Due to no production, the downward revision to the gas reserves was made in the amount of 148,000 mcf.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Petron Energy II, Inc.

By:	/s/ Flloyd Smith
Name: Floyd Smith
Title: President, CEO, Secretary, Treasurer and Director